Exhibit 99.4

Execution Version

SHAREHOLDER CONSENT AGREEMENT

WHEREAS, this consent and support agreement (the “Support Agreement”), dated as of July 7, 2016, sets out the agreement among Postmedia Network Canada Corp. (“PNCC”), Postmedia Network Inc. (“PNI” and, together with PNCC, collectively, the “Companies” and each individually, a “Company”) and [REDACTED] (the “Supporting Shareholder”), being a holder of, and/or investment advisor or manager with investment discretion with respect to (i) Class C voting shares of PNCC (the “Voting Shares”) and/or (ii) Class NC variable voting shares of PNCC (the “Variable Voting Shares” and together with the Voting Shares, collectively, the “Existing Shares”), regarding a recapitalization transaction (the “Recapitalization Transaction”) involving PNCC, PNI and each of their respective co-obligors (collectively, the “Postmedia Entities”), as more fully set out in the term sheet attached as Schedule B (the “Term Sheet”), which Recapitalization Transaction is to be implemented pursuant to a plan of arrangement (the “Plan”) to be filed in respect of the Companies in proceedings (the “Proceedings”) under the Canada Business Corporations Act (the “CBCA”) commenced before the Ontario Superior Court of Justice (Commercial List) in Toronto (the “Court”). Holders of Existing Shares are herein referred to as “Shareholders”.

AND WHEREAS, capitalized terms used but not otherwise defined in the main body of this Support Agreement have the meanings given to them in Schedule A or the Term Sheet.

NOW THEREFORE, PNCC, PNI and the Supporting Shareholder (each a “Party” and collectively, the “Parties”) hereby agree as follows:

1.	Consents and Representation and Warranty

In consideration of the matters set forth in this Support Agreement, the Supporting Shareholder hereby:

(a)

consents to the Recapitalization Transaction substantially on the terms set out in the Term Sheet, including, for greater certainty, the issuance of new shares of PNCC and the dilution to holders of Existing Shares as set out in the Term Sheet, and consents to such amendments, modifications and/or supplements to the Recapitalization Transaction and Term Sheet and to such other transactions as may be otherwise approved by the Boards to the extent the terms thereof are not materially adversely different to the Supporting Shareholder from those set out in the Term Sheet (collectively, “Other Transactions”);

(b)

acknowledges, covenants and agrees to vote (or cause to be voted) all of its Relevant Shares, in the event a vote of Shareholders is required in connection with the Recapitalization Transaction and the Plan (or an Other Transaction) for any reason (including pursuant to the rules of the Toronto Stock Exchange), in favour of the approval, consent, ratification and adoption of the Recapitalization Transaction and the Plan (or Other Transaction) (and any actions required in furtherance thereof) in accordance with the terms herein, and if applicable, that it shall tender its proxy for any such vote in compliance with any deadlines set forth in the Interim Order or execute, if requested by the Companies, any written consent in lieu of a meeting to evidence its approval, consent, ratification and adoption of the Recapitalization Transaction and the Plan (or Other Transaction);

(c)	acknowledges, covenants and agrees not to, directly or indirectly, exercise any rights of dissent or appraisal with respect to the Recapitalization Transaction; and

(d)

represents and warrants to the Companies (and acknowledges that the Companies are relying upon such representations and warranties) the it is the sole legal or beneficial holder of, or exercises control and direction and has sole control and investment discretion over that number of Existing Shares set forth on its signature page to this Support Agreement (the “Relevant Shares”) and no other Existing Shares.

2.	The Companies’ Representations and Warranties

Each of the Companies (except if the representation or warranty is applicable to PNCC only) hereby represents and warrants to each of the Supporting Shareholder (and each of the Companies acknowledges that the Supporting Shareholder is relying upon such representations and warranties) that:

(a)	the PNCC Board and the PNI Board, as applicable, have approved the transactions contemplated by the Recapitalization Transaction;

(b)

it (i) is a sophisticated party with sufficient knowledge and experience to evaluate properly the terms and conditions of this Support Agreement; (ii) has conducted its own analysis and made its own decision to enter into this Support Agreement; (iii) has obtained such independent advice in this regard as it deemed appropriate; and (iv) has not relied in such analysis or decision on any person other than its own independent advisors;

(c)

this Support Agreement has been duly authorized, executed and delivered by it, and, assuming the due authorization, execution and delivery by all Parties, this Support Agreement constitutes a legal, valid and binding obligation of it, enforceable in accordance with its terms;

(d)

it is duly organized, validly existing and in good standing under the laws of Canada and has all necessary power and authority to execute and deliver this Support Agreement resulting from its acceptance hereof and to perform its obligations hereunder;

(e)

the execution and delivery of this Support Agreement by it and the completion by it of the transactions contemplated herein do not and will not violate or conflict with any judgment, order, notice, decree, statute, law, ordinance, rule or regulation applicable to such Company; and

(f)

to the knowledge of such Company’s officers who have been working directly on the Recapitalization Transaction, no representation or warranty of such Company contained in this Support Agreement contains any untrue statement of a material

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fact or omits to state a material fact necessary in order to make the statements contained herein not misleading.

3.	Termination

This Support Agreement shall terminate upon the earlier of (a) the date agreed upon in writing by the Companies and the Supporting Shareholder, (b) the Effective Date and (c) the date on which PNCC publicly announces that it will not be proceeding with the Recapitalization Transaction, the Plan or any Other Transaction, or that it may be proceeding with a transaction other than the one on the terms set out on the Term Sheet.

4.	Releases

The Companies agree that there shall be usual and customary releases in connection with the implementation of the Recapitalization Transaction (or Other Transaction) under the CBCA to be effective as of the Effective Date (the “Releases”) pursuant to the Plan and the Final Order, and pursuant to contractual releases entered into among the Parties. The Releases shall provide, inter alia, that the Postmedia Entities, their shareholders, the First Lien Noteholders, the Second Lien Noteholders, and the foregoing persons’ respective officers, current and former directors, employees, auditors, financial advisors, legal counsel and agents (collectively, the “Released Parties”) shall be released and discharged from all present and future actions, causes of action, damages, judgments, executions, obligations and claims of any kind or nature whatsoever (other than liabilities or claims attributable to any of Released Party’s gross negligence, fraud or willful misconduct as determined by the final, non-appealable judgment of a court of competent jurisdiction) arising on or prior to the Effective Date in connection with the Existing Equity, the First Lien Notes, the First Lien Notes Indenture, the Second Lien Notes, the Second Lien Notes Indenture, the New Capital Offering, the Backstop Commitment Agreement, the Recapitalization Transaction (or Other Transaction), the Plan, the Proceedings and any of the transactions contemplated herein, and any other actions or matters related directly or indirectly to the foregoing, provided that the Supporting Shareholder shall not be released from or in respect of any of its obligations under this Support Agreement.

5.	Public Announcements

All public announcements in respect of the Recapitalization Transaction (or Other Transaction) shall be in form and substance acceptable to the Companies and, to the extent in writing and referring to the Supporting Shareholder, the Supporting Shareholder; provided that, nothing herein shall prevent a party from making public disclosure in respect of the Recapitalization Transaction (or Other Transaction) to the extent required by applicable law.

6.	Miscellaneous

(a)

This Support Agreement may be modified, amended or supplemented as to any matter in writing (which may include e-mail) by the Parties. No Party may assign, delegate or otherwise transfer any of its rights, interests or obligations

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under this Support Agreement without the prior written consent of the other Parties hereto.

(b)

This Support Agreement shall be governed by, construed and interpreted in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein (excluding any conflict of laws rule or principle which might refer such construction to the laws of another jurisdiction).

(c)	This Support Agreement may be executed by facsimile or other electronic means and in one or more counterparts, all of which shall be considered one and the same agreement.

[Remainder of Page Intentionally Left Blank]

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IN WITNESS WHEREOF, each of the undersigned has caused this Support Agreement to be duly executed and delivered by its proper and duly authorized officer as of the date first written above.

POSTMEDIA NETWORK CANADA CORP.

By:	(signed) “Douglas Lamb”
Name: Douglas Lamb
Title: EVP & Chief Financial Officer

By:	(signed) “Jeffrey Haar”
Name: Jeffrey Haar
Title: EVP & General Counsel

POSTMEDIA NETWORK INC.

By:	(signed) “Douglas Lamb”
Name: Douglas Lamb
Title: EVP & Chief Financial Officer

By:	(signed) “Jeffrey Haar”
Name: Jeffrey Haar
Title: EVP & General Counsel

IN WITNESS WHEREOF, the undersigned has caused this Support Agreement to be duly executed and delivered by its proper and duly authorized officer as of the date first written above.

Name of Supporting Shareholder	[SUPPORTING SHAREHOLDER NAME REDACTED]

	By:	[REDACTED]
Name: [REDACTED]
Title: [REDACTED] [REDACTED]

[HOLDINGS REDACTED]

SCHEDULE A

DEFINITIONS

“Boards” means, collectively, the PNCC Board and the PNI Board.

“Effective Date” means the date on which the Recapitalization Transaction (or Other Transaction) is implemented pursuant to the Plan.

“Existing Shares” has the meaning given to it in the first paragraph of this Agreement.

“Interim Order” means an interim order of the Court pursuant to the CBCA in respect of the Postmedia Entities (or any of them) relating to the Recapitalization Transaction (or Other Transaction).

“PNCC Board” means the board of directors of PNCC.

“PNI Board” means the board of directors of PNI.

SCHEDULE B

TERM SHEET

[Attached]

POSTMEDIA NETWORK CANADA CORP. AND POSTMEDIA NETWORK INC.

RECAPITALIZATION TRANSACTION TERM SHEET

Dated as of July 7, 2016.

This binding Recapitalization Transaction Term Sheet (the “Term Sheet”) sets out the principal terms of the agreement between Postmedia Network Canada Corp. (the “PNCC”) and Postmedia Network Inc. (“PNI”, and together with PNCC, the “Company”), on one hand, and the Second Lien Noteholder Supporting Parties, on the other hand, regarding the recapitalization (the “Recapitalization Transaction”) of certain indebtedness of PNCC, PNI and each of their respective co-obligors (collectively, the “Postmedia Entities”) to be implemented pursuant to a Plan of Arrangement (the “Plan”) under section 192 of the Canada Business Corporations Act (the “CBCA”). The Company and the Second Lien Noteholder Supporting Parties shall collectively be referred to herein as the “Parties”.

The Parties will negotiate in good faith definitive documentation with respect to the Recapitalization Transaction and such definitive documentation shall set forth in greater detail the terms and conditions contained in this Term Sheet.

1.	Defined Terms	Capitalized terms used but not defined in this Term Sheet shall have the meanings set out on Schedule “A” hereto.
2.	Exchange of Second Lien Notes and Extinguishment of Second Lien Notes Obligations

On the date of implementation of the Recapitalization Transaction (the “Effective Date”):

(a)      all obligations, including principal and all accrued and unpaid interest from and after July 15, 2016, owed to the Second Lien Noteholders under the Second Lien Notes and the Second Lien Notes Indenture, as applicable (collectively, the “Second Lien Notes Obligations”) shall be irrevocably exchanged for Common Shares representing approximately 98% of the equity of PNCC immediately following the implementation of the Plan (the “Exchange Common Shares”) and each Second Lien Noteholder shall become entitled to its Pro-Rata Share of the Exchange Common Shares in exchange for the full and final settlement of Second Lien Notes Obligations and the complete satisfaction, release and discharge of any and all security granted in favour of the Second Lien Noteholders as security for the Second Lien Notes Obligations; and

(b)      the Second Lien Notes and the Second Lien Notes Indenture shall be cancelled.

The “Pro-Rata Share” of a Second Lien Noteholder shall be determined based on the amount of Second Lien Notes Obligations owing to such Second Lien Noteholder as at a record date to be determined, divided by the aggregate amount of Second Lien Notes Obligations owing to all Second Lien Noteholders as at such record date.

The Exchange Common Shares shall be subject to dilution resulting from the issuance of any Common Shares, options or other rights pursuant to the

Management Incentive Plan, as contemplated herein.
3.	New Capital Offering

As part of the Recapitalization Transaction, PNI shall raise cash proceeds in an amount equal to the New Capital Offering Amount in exchange for New Second Lien Notes (the “New Capital Offering”).

On the Effective Date, Second Lien Noteholders will have the right to participate in the New Capital Offering based on their respective Pro-Rata Share (calculated in accordance with Section 2 above) of the New Capital Offering Amount, to the extent permissible by law.

Second Lien Noteholders that participate in the New Capital Offering will be entitled to receive on the Effective Date US$1 of New Second Lien Notes for each US$1 of the New Capital Offering Amount provided by such Second Lien Noteholder.

4.	Backstop Commitment

The Company and the Backstop Parties shall enter into the Backstop Commitment Agreement as at the date of this Term Sheet, pursuant to which, among other things, the Backstop Parties shall agree to backstop and consummate the New Capital Offering to the extent that Second Lien Noteholders do not subscribe for their Pro-Rata Share of the New Capital Offering Amount.

In consideration for entering into, and conditional on fulfilling the obligations under, the Backstop Commitment Agreement, the Backstop Parties shall be entitled to receive on the Effective Date a fee equal to 5% of the New Capital Offering Amount, which fee shall be applied by the Backstop Parties to acquire additional New Second Lien Notes on the Effective Date.

5.	First Lien Notes

As part of the Recapitalization Transaction, on the Effective Date:

(a)      the reasonable fees and expenses of the legal and financial advisors of Canso Investment Counsel Ltd., in its capacity as a First Lien Noteholder, shall be paid;

(b)      all accrued and unpaid interest owing in respect of the First Lien Notes up to the Effective Date shall be paid in cash;

(c)      a portion of the principal amount of First Lien Notes shall be repaid, dollar for dollar, at par in the amount of the First Lien Notes Repayment Amount;

(d)      the remaining First Lien Notes following the repayment set forth in 5(c) above shall be exchanged dollar for dollar, at par for the New First Lien Notes in exchange for the full and final settlement of all obligations owed to the First Lien Noteholders under the First Lien Notes and the First Lien Notes Indenture, as applicable (collectively, the “First Lien Notes Obligations”);

(e)      the existing security granted in respect of the First Lien Notes will be amended, amended and restated or otherwise addressed so that it secures all of the obligations contemplated in the “Security” section in Schedule “B”, provided that to the extent it is necessary to provide new security to replace the existing security, the new security shall have the same priority as the priority resulting from the existing lien registrations and charges in respect of the First Lien Notes (including through estoppel letters or other similar documents); and

(f)      the First Lien Notes shall be cancelled.

6.	Existing Equity

The holders of the Existing Shares at a record date to be determined shall retain approximately 2% of the equity of PNCC immediately following the implementation of the Plan (subject to dilution resulting from the issuance of any Common Shares, options or other rights pursuant to the Management Incentive Plan, as contemplated herein).

All of the rights of the Existing Equity, except for the Existing Shares and PNCC’s existing shareholder rights plan, shall be terminated upon the implementation of the Plan or otherwise dealt with to the satisfaction of the Company and the Majority Second Lien Noteholder Supporting Parties.

7.	Management Incentive Plan

Management of the Company acceptable to the Majority Second Lien Noteholder Supporting Parties and the CEO shall each receive:

(a)      Common Shares in an amount to be determined; and

(b)      a new management incentive plan ((a) and (b) collectively, the “Management Incentive Plan”),

in each case, as determined by the Majority Second Lien Noteholder Supporting Parties and the CEO prior to the Effective Date.

8.	Board Composition

The Majority Second Lien Noteholder Supporting Parties shall either confirm the continuation of the existing Board of Directors of PNCC (the “Board”) following implementation of the Recapitalization Transaction or have the right to appoint on the Effective Date up to 33% of the directors acceptable to the Majority Second Lien Noteholder Supporting Parties.

9.	Priority Claims	All priority claims, if any, required to be satisfied in accordance with applicable law shall be paid in the ordinary course.
10.	Trade Debt and Employee Obligations

The trade debt obligations of the Company shall be unaffected by the Recapitalization Transaction and shall be paid or satisfied in the ordinary course of business.

All obligations to employees of the Company (whether for salary, wages, retention payments pursuant to retention agreements, benefits, severance or otherwise) shall be unaffected by the Recapitalization Transaction (other than as set forth in Section 6 above) and employment arrangements will remain in place under their existing terms, provided that any changes to such employment arrangements to reflect the new Management Incentive Plan will be made.

11.	Restricted Cash	Any funds currently being held by the indenture trustee under the Second Lien Notes Indenture shall be released to PNI for general corporate purposes on the Effective Date.

12.	Implementation	The Recapitalization Transaction shall be implemented pursuant to a Plan under the CBCA.
13.	Conditions Precedent

The Recapitalization Transaction and the implementation of the Plan shall be subject to and conditional upon all required Court, creditor, shareholder, regulatory and other approvals, if and to the extent required, and other customary conditions and approvals customary in transactions of this nature, including, without limitation:

(a)      the Company shall have entered into separate standard support agreements (each a “Support Agreement”) as at the date of this Term Sheet, with: (i) at least the Requisite Majority of First Lien Noteholders; and (ii) at least the Requisite Majority of Second Lien Noteholders; in each case, pursuant to which such parties shall, with respect to their respective holdings of First Lien Notes, Second Lien Notes and Existing Shares, as applicable: (1) provide representations and warranties regarding the principal amount of their respective holdings of notes and the number of Existing Shares that they either are the sole legal and beneficial owner of or have investment and voting discretion with respect to; (2) refrain from selling, pledging, transferring, assigning or otherwise disposing of any of such holdings (provided that transfers to other funds managed by such party shall be permitted provided that such holdings remain subject to the applicable Support Agreement); (3) support, consent to and agree to vote all of their holdings, as applicable, in favour of the Recapitalization Transaction and the Plan; (4) subject to the Company’s ongoing compliance with the terms of the Support Agreements, consent to a stay of existing and future defaults in respect of their holdings during the period in which the Support Agreement is in effect; (5) waive any defaults or events of default that may occur as a result of (A) the commencement and/or continuation of the proceedings by the Company under the CBCA or of recognition proceedings under applicable U.S. law, if any; (B) the pursuit of the Recapitalization Transaction, including the entering into of any related documents; and (C) provided that the applicable Support Agreement has not been terminated in accordance with its terms (and, for greater certainty, regardless of whether such termination occurs before, on or after July 15, 2016), the non-payment of interest in respect of the Second Lien Notes on the July 15, 2016 interest payment date, and in all such cases agree not to take any enforcement steps (and to instruct the indenture trustee under the relevant indenture not to take any enforcement steps) in connection therewith; and (6) other customary terms. Each respective Support Agreement shall also provide that: (A) the Company shall pursue the Recapitalization Transaction in accordance with an agreed upon schedule that incorporates the milestones contemplated herein; (B) all material transaction documents and orders shall be acceptable to the applicable parties, acting reasonably; and (C) the Company will pursue and support the Recapitalization Transaction, in good faith;

(b)      the Company shall have obtained an order of the Court by no later than August 10, 2016 (or such other date as may be agreed to by the Company and the Majority Second Lien Noteholder Supporting Parties), calling for separate meetings of the First Lien Noteholders and the Second Lien Noteholders, and if required, shareholders, to consider and vote on the Plan, and providing for a limited stay of proceedings with respect to the First Lien Notes, the Second Lien Notes, any shareholder rights plan and with respect to any cross-defaults and termination rights arising under any material contracts of the Company as a result of the commencement and/or continuation of the proceedings by the Company under the CBCA or recognition proceedings under applicable U.S. law, if any, and/or any default under the First Lien Notes or the Second Lien Notes, all subject to the Company’s ongoing compliance with the terms of the Support Agreements;

(c)      the Plan shall have been approved by the requisite majority of affected creditors and, if applicable, shareholders, in conformity with the CBCA;

(d)      the Plan shall have been sanctioned by a final order of the Court (the “Final Order”) by no later than September 30, 2016 (or such other date as may be agreed to by the Company and the Majority Second Lien Noteholder Supporting Parties);

(e)      the Final Order shall have become a final order, the implementation, operation or effect of which shall not have been stayed, varied in a manner not acceptable to the Company or the Majority Second Lien Noteholder Supporting Parties, vacated or subject to pending appeal and as to which order any appeal periods relating thereto shall have expired;

(f)      the Plan, the Final Order, the new (or amended) articles, by-laws and other constating documents, and all definitive legal documentation in connection with all of the foregoing, shall be satisfactory to the Company and the Majority Second Lien Noteholder Supporting Parties;

(g)      there shall not exist or have occurred any Material Adverse Change;

(h)      the reasonable fees and expenses of the legal advisors of the Second Lien Noteholder Supporting Parties shall have been paid;

(i)      all accrued and unpaid interest owing under the First Lien Notes up until the Effective Date shall have been paid in cash and all accrued and unpaid interest owing under the Second Lien Notes up to and including July 15, 2016 shall have been paid in cash (excluding, for greater certainty, with respect to the Second Lien Notes only, any default interest or interest accrued after July 15, 2016);

(j)      all filings that are required under applicable laws in connection with the Recapitalization Transaction shall have been made and any material regulatory consents or approvals that are required in connection with the Recapitalization Transaction shall have been obtained;

(k)      there shall not be in effect any preliminary or final decision, order or decree by a government, government authority, court or public authority and no application, action or proceeding shall have been made to any government, government authority, court or public authority, and no action or investigation shall have been announced, threatened or commenced by any government, government authority, court or public authority, in consequence of or in connection with the Recapitalization Transaction, which restrains, impedes or prohibits (or if granted could reasonably be expected to restrain, impede or prohibit), the Recapitalization Transaction or any material part thereof or requires or purports to require a material variation of the Recapitalization Transaction;

(l)      the Recapitalization Transaction shall be compliant with section 19 of the ITA, not result in the acquisition of control by a non-Canadian under the ICA, and receive clearance under the Competition Act; and

(m)    the Director appointed pursuant to section 260 of the CBCA shall have issued a certificate of arrangement giving effect to the articles of arrangement in respect of the Plan and the Plan.

14.	Releases

The Plan shall provide for usual and customary releases in connection with the implementation of a Recapitalization Transaction under the CBCA to be effective on the Effective Date, which shall at a minimum provide that the Postmedia Entities, their shareholders, the First Lien Noteholders, the Second Lien Noteholders, and any of the foregoing persons’ respective officers, current and former directors, employees, auditors, financial advisors, legal counsel and agents, shall be released and discharged from any actions, causes of actions, damages, judgments, executions, obligations, liabilities and claims of any kind or nature whatsoever (other than liabilities or claims attributable to any of such persons’ gross negligence, fraud or wilful misconduct as determined by the final, non-appealable judgment of a court of competent jurisdiction) arising on or prior to the implementation date of the Plan in connection with the Existing Equity, the First Lien Notes, the First Lien Notes Indenture, the Second Lien Notes, the Second Lien Notes Indenture, the New Capital Offering, the Backstop Commitment Agreement, the Recapitalization Transaction, the Plan, any proceedings commenced with respect to the Plan and the Recapitalization Transaction, and any other actions or matters related directly or indirectly to the foregoing; provided however, that nothing will release or discharge any of the Postmedia Entities, their shareholders, the First Lien Noteholders and the Second Lien Noteholders from or in respect of their respective obligations under the Recapitalization Transaction, the Support Agreements, the Plan, the Backstop Commitment Agreement, the New Capital Offering or any document ancillary to the foregoing.

15.	Consolidation of Shares

The common shares of PNCC may be consolidated for no consideration such that the total number of outstanding common shares as at the implementation of the Plan is acceptable to the Company and the Majority Second Lien Noteholder Supporting Parties.

16.	Fractional Securities	No fractional common shares will be issued. Any fractional common shares that would otherwise have been issued shall be rounded down to the nearest whole number.
17.	Listing and Trading	PNCC shall remain a public company following the implementation of the Plan and the common shares of PNCC shall be publicly listed for trading on the TSX or the TSX Venture Exchange.
18.	Definitive Documentation

The Parties will work in good faith to negotiate, execute and deliver definitive documentation necessary to implement the Recapitalization Transaction in accordance with the terms set out in this Term Sheet and in form and substance satisfactory to the Company and the Majority Second Lien Noteholder Supporting Parties. All of the definitive documentation shall contain customary provisions for transactions of this nature.

19.	Tax Considerations	The Recapitalization Transaction shall be structured in a tax efficient manner satisfactory to the Company and the Majority Second Lien Noteholder Supporting Parties.
20.	Public Announcements

All public announcements in respect of the Recapitalization Transaction shall be in form and substance acceptable to the Company and the Majority Second Lien Noteholder Supporting Parties; provided that, nothing herein shall prevent a party from making public disclosure in respect of the Recapitalization Transaction to the extent required by applicable law.

It is intended that this Term Sheet, once executed, would be filed by the Company, together with the form(s) of Support Agreement(s), on SEDAR and EDGAR, and, if applicable, filed with the court, together with the form(s) of Support Agreement(s), in connection with proceedings commenced under the CBCA in connection with the implementation of the Recapitalization Transaction and the Plan and any recognition proceedings under U.S. law in connection therewith, or other applicable court proceedings in connection with the implementation of the Recapitalization Transaction or an Alternative Transaction (as defined below), as applicable.

Notwithstanding anything to the contrary in this Term Sheet, no information with respect to the principal amount of Second Lien Notes and number of Existing Shares held or managed by any individual Second Lien Noteholder Supporting Party or the identity of any individual Second Lien Noteholder Supporting Party shall be disclosed by the Company or any of its subsidiaries or affiliates, without the prior written consent of each such Second Lien Noteholder Supporting Party, provided, however, that such information may be disclosed: (i) to the directors, executives, senior management, auditors, employees, financial advisors and legal advisors (collectively, its “Representatives”) of the Company, provided that each such Representative (A) needs to know such information for purposes of the Recapitalization Transaction, (B) is informed of this confidentiality provision and the confidential nature of such information, and (C) agrees to act in accordance with the terms of this confidentiality provision; and (ii) in response to, and to the extent required (as determined by the Company following advice of the Company’s legal counsel) by applicable law, by any stock exchange rules on which its securities or those of any of its affiliates are traded, by any governmental entity or by any subpoena or other legal process, including, without limitation, by any court of competent jurisdiction or applicable rules, regulations or procedures of a court of competent jurisdiction; provided that, if it or any of its Representatives is required to disclose the identity or specific holdings of the Second Lien Noteholder Supporting Party in the manner set out in the preceding sentence, the Company shall provide the applicable Second Lien Noteholder Supporting Party with prompt written notice of any such requirement (including a written copy of the proposed disclosure), to the extent permissible and practicable under the circumstances, and the Company shall reasonably cooperate with such Second Lien Noteholder Supporting Party (at such Second Lien Noteholder Supporting Party’s sole expense) in seeking a protective order or other appropriate remedy or waiver of compliance with such requirement; provided further that: (x) the amount of Second Lien Notes or number of Existing Shares held collectively by all Second Lien Noteholder Supporting Parties in the aggregate from time to time may be set out in any public disclosure, including, without limitation, press releases and court materials, produced by the Company, all in form and substance satisfactory to the Company and the Majority Second Lien Noteholder Supporting Parties, (y) the Company may disclose the identity of a Second Lien Noteholder Supporting Party in any action to enforce this Term Sheet and/or the Support Agreement against such Second Lien Noteholder Supporting Party (and only to the extent necessary to enforce this Term Sheet and/or the Support Agreement against such Second Lien Noteholder Supporting Party), and (z) the Company may disclose in any of its proxy circulars the identity of, and amount of Existing Shares held by, a Second Lien Noteholder Supporting Party that holds 10% of more of the Existing Shares to the extent required by applicable securities laws (as determined by the Company following advice of the Company’s legal counsel).

21.	Alternative Transaction

In the event that it is determined by the Company and the Majority Second Lien Noteholder Supporting Parties that the Recapitalization Transaction shall not be implemented pursuant to a Plan under the CBCA for any reason, then such parties will consider and negotiate in good faith and if practicable consummate the Recapitalization Transaction by way of an alternative implementation method or proceeding, as determined by the Company and the Majority Second Lien Noteholder Supporting Parties (an “Alternative Transaction”).

In the event that an Alternative Transaction is to be effectuated, the terms of this Term Sheet pertaining to Recapitalization Transaction shall also apply to the Alternative Transaction, with any necessary amendments as the structure and implementation of the Alternative Transaction may reasonably require.

The Company and the Second Lien Noteholder Supporting Parties, and their respective legal and professional advisors, shall work in good faith in respect of all matters necessary to structure and implement the Alternative Transaction, including with respect to the determination of any court process, if any, pursuant to which the Alternative Transaction will be effectuated. The structuring and implementation of the Alternative Transaction shall be acceptable to the Company and the Majority Second Lien Noteholder Supporting Parties.

22.	Superior Transaction

The Support Agreement between the Company and the Second Lien Noteholder Supporting Parties shall provide that the Company shall only be permitted to negotiate a bona fide, unsolicited proposal (provided that, the Company shall provide the Second Lien Noteholder Supporting Parties with prompt disclosure of any such proposal subject to non-disclosure agreements with the Company in effect as of the date hereof) and to enter into a transaction in respect of any such proposal, if the board of directors of the Company, following receipt of advice from its legal and financial advisors, determines that such proposal would reasonably be expected to result in a transaction more favourable to the Company and its stakeholders than the Recapitalization Transaction (the “Superior Transaction”).

The Company and the Second Lien Noteholder Supporting Parties shall have the right to terminate their Support Agreement upon the execution of a written agreement by the Company to pursue a Superior Transaction.

23.	Execution	This Term Sheet may be executed in counterparts, which together will constitute one document. Facsimile and PDF signatures shall have the same legal effect as original signatures.
24.	Governing Law	This Term Sheet and all of the definitive documentation contemplated hereby shall be governed by the laws of the Province of Ontario and the federal laws of Canada applicable therein.

SCHEDULE “A”

DEFINITIONS

“Backstop Commitment Agreement” means the backstop commitment agreement to be entered into between the Company and the Backstop Parties on terms acceptable to the Company and the Backstop Parties pursuant to which, among other things, the Backstop Parties shall be obligated to backstop and consummate the New Capital Offering to the extent that Second Lien Noteholders do not subscribe for their Second Lien Noteholder Pro-Rata Share of the New Capital Offering Amount on the terms and subject to the conditions set forth in the Backstop Commitment Agreement. The Backstop Commitment Agreement shall also provide for other customary terms, conditions and indemnities.

“Backstop Parties” means [REDACTED].

“CEO” means the Chief Executive Officer of PNCC as of the date of this Term Sheet.

“Collateral Agency Agreement” means the collateral agency and intercreditor agreement to be entered into on terms and conditions acceptable to the Majority Second Lien Noteholder Supporting Parties. The Collateral Agency Agreement shall provide for, among other things, the appointment of a collateral agent and include other customary terms, conditions and indemnities. The Collateral Agency Agreement shall also provide that the New Second Lien Notes shall maintain very limited rights and be subordinate in all respects to the New First Lien Notes, including with respect to enforcement and rights to receive payment upon an event of default. Future permitted secured parties will be able to accede to the Collateral Agency Agreement without affecting or replacing security.

“Common Shares” means the common shares in the capital of PNCC issued by PNCC on the implementation date of the Plan in an amount to be agreed upon by the Company and the Majority Second Lien Noteholder Supporting Parties. The Common Shares (including for certainty the Exchange Common Shares) shall be issued in two series with equivalent economic rights and different voting rights, on the same basis and on the same terms as the Existing Shares, including: (a) all Common Shares issued to persons who are citizens or subjects of a country other than Canada or are controlled by one or more citizens or subjects of a country other than Canada (each a “Non-Canadian”) shall be Variable Voting Shares; (b) Voting Shares will only be issued to persons that are not Non-Canadian; and (c) the Existing Shares and the Common Shares shall have the same voting rights from and after the Effective Date as existing in respect of the Existing Shares prior to the Effective Date.

“Competition Act” means the Competition Act (Canada).

“Court” means the Ontario Superior Court of Justice (Commercial List).

“Excess Cash Flow” is to be defined in a manner satisfactory to the Requisite Majority of First Lien Noteholders, the Majority Second Lien Noteholder Supporting Parties and the Company, and will be calculated using trailing Consolidated EBITDA (as defined in the existing First Lien Notes Indenture) with such subtractions and additions as are satisfactory to the Requisite Majority of First Lien Noteholders, the Majority Second Lien Noteholder Supporting Parties and the Company, including the following subtractions:

a.

interest paid in cash; provided that, for any Excess Cash Flow determination made during the 2017 fiscal year only, (x) any interest paid in cash in respect of the Second Lien Notes shall be excluded from the calculation of interest expense,

b.

capital expenditures (excluding expenditures relating to capitalized lease obligations) and cash restructuring costs, not to exceed in aggregate (the “applicable limit”): (i) $35 million for any four quarter period ending on or prior to August 31, 2019, and (ii) $30 million for any four quarter period thereafter; provided that the applicable limit for any four quarter period ending on or prior to August 31, 2019 will be increased by the unused portion of the applicable limit for the immediately preceding four quarter period; and

c.

cash contributions to pension plans to the extent that such contributions exceed pension expenses, not to exceed the amount that is required to be contributed in such period pursuant to applicable law.

“Existing Equity” means all of the equity of PNCC existing immediately prior to the implementation of the Plan, including, without limitation, any and all common shares (including, the Existing Shares), preferred shares, options, warrants, conversion privileges, calls, subscriptions, exchangeable securities or other rights (including the existing shareholder rights plan), plans (including stock option plans, restricted share unit plans and deferred share unit plans), agreements, arrangements or commitments (pre-emptive, contingent or otherwise) obligating PNCC to issue or sell shares in the capital of PNCC or any securities or obligations of any kind convertible into or exchangeable from such shares.

“Existing Shares” means all of the common shares of PNCC existing immediately prior to the implementation of the Plan.

“First Lien Noteholders” means, collectively, the holders of the First Lien Notes.

“First Lien Notes” means the 8.25% senior secured notes due 2017 issued pursuant to the First Lien Notes Indenture.

“First Lien Notes Indenture” means the Senior Secured Notes Indenture dated as of August 16, 2012, among, PNI, as issuer, PNCC, as guarantor, the guarantors party thereto, Computershare Trust Company of Canada, as trustee, and Computershare Trust Company of Canada, as collateral agent, as amended, restated, supplemented and/or modified from time to time.

“First Lien Notes Repayment Amount” means an amount in Canadian dollars to be used to satisfy a portion of the principal amount of First Lien Notes pursuant to the Plan that will result in the principal amount of the First Lien Notes following such pay-down to equal C$225 million on the Effective Date.

“ICA” means the Investment Canada Act.

“ITA” means the Income Tax Act (Canada).

“Majority Second Lien Noteholder Supporting Parties” means Second Lien Noteholder Supporting Parties holding in aggregate not less than 66 2/3% of the aggregate principal amount of Second Lien Notes held by all Second Lien Noteholder Supporting Parties.

“Material Adverse Change” means any event, change, circumstance or effect occurring up to and including the closing of the Recapitalization Transaction that is reasonably likely to be or become, individually or in the aggregate, materially adverse to the Company and its subsidiaries (taken as a whole), provided that none of the following shall constitute a Material Adverse Change: (a) any change in applicable accounting standards; (b) any change in global, national or regional political conditions (including the outbreak of war or acts of terrorism) or in general economic, business, regulatory, political or market conditions or in national or global financial or capital markets; (c) any change affecting any of the industries in which the Company operates, including changes in exchange rates or commodity prices; (d) any natural disaster; (e) any change resulting from the execution, announcement, or performance of this Term Sheet, the Support Agreements, the Plan or any other related agreement and the consummation of the Recapitalization Transaction; (f) any change in the market price or trading volume of any securities of the Company or any suspension of trading in securities generally on any securities exchange on which any securities of the Company trade, or the failure, in and of itself, of the Company to meet any internal or public projections, forecasts or estimates of revenues or earnings (it being understood that the underlying facts giving rise to or contributing to such change or failure may be taken into account in determining whether there has been a Material Adverse Change); or (g) any action taken by the Company in accordance with this Term Sheet, the Support Agreement between the Company and that certain First Lien Noteholder, and the Support Agreement between the Company and certain of the Second Lien Noteholders, except in the cases of clauses (b), (c) or (d), to the extent that the Company, taken as a whole, is disproportionately affected as compared with other participants in the industries in which the Company operates.

“New Capital Offering Amount” means C$110 million in cash which shall be funded in U.S. dollars (based on the rate at which C$ may be exchanged into US$, determined by reference to the Bank of Canada noon spot rate as of a date agreed to by the Company and the Majority Second Lien Noteholder Supporting Parties that is not more than seven business days prior to the Effective Date, or such other date as agreed to by the Company and the Majority Second Lien Noteholder Supporting Parties, provided, however, that the intention is to use a date as close to the Effective Date as practicable).

“New First Lien Notes” means the new Canadian dollar 8.25% senior secured first lien notes due July 15, 2021, issued by the PNI (and guaranteed by PNCC and material restricted subsidiaries of PNCC and PNI) pursuant to the Plan and on terms and conditions acceptable to the Company and the Majority Second Lien Noteholder Supporting Parties. The New First Lien Notes shall be issued under the amended First Lien Notes Indenture with such modifications as set forth on Schedule “B” hereto, and such other modifications as may be agreed to by the Company and the Majority Second Lien Noteholder Supporting Parties.

“New Second Lien Notes” means the new U.S. dollar 10.25% senior secured second lien notes due July 15, 2023, issued by the PNI (and guaranteed by PNCC and material restricted subsidiaries of PNCC and PNI) pursuant to the Plan and on terms and conditions acceptable to the Company and the Majority Second Lien Noteholder Supporting Parties. The terms of the New Second Lien Notes shall include the terms set forth on Schedule “C” hereto, customary terms and conditions of second lien note indentures and such other terms and conditions as may be agreed to by the Company and the Majority Second Lien Noteholder Supporting Parties.

“Requisite Majority” means, as applicable, (a) at least 66-2/3% of the First Lien Notes Obligations; or (b) at least 66-23% of the Second Lien Notes Obligations.

“Second Lien Noteholders” means, collectively, the holders of the Second Lien Notes.

“Second Lien Noteholder Supporting Parties” means the Second Lien Noteholders that enter into a Support Agreement with the Company representing at least 66-2/3% in principal value of amounts outstanding under the Second Lien Notes and the Second Lien Notes Indenture.

“Second Lien Notes” means the 12.50% senior secured notes due 2018 issued pursuant to the Second Lien Notes Indenture.

“Second Lien Notes Indenture” means the Senior Secured Notes Indenture dated as of July 13, 2010, among, PNI, as issuer, PNCC, as guarantor, the guarantors party thereto, The Bank of New York Mellon, as trustee, and BNY Trust Company of Canada, as collateral agent, as amended, restated, supplemented and/or modified from time to time.

“TSX” means Toronto Stock Exchange.

“Variable Voting Shares” means the Class NC variable voting shares in the capital of PNCC, which trade on the TSX under the symbol PNC.B.

“Voting Shares” means the Class C voting shares in the capital of PNCC, which trade on the TSX under the symbol PNC.A.

SCHEDULE “B”

TERMS OF NEW FIRST LIEN NOTES

The New First Lien Notes shall be effected under an amendment to the First Lien Notes Indenture (the “New First Lien Notes Indenture”), with the modifications set out in the table below and such other modifications as may be agreed to by the Company and the Majority Second Lien Noteholder Supporting Parties. Except as indicated below, terms used and not defined in this Schedule B have the meanings given to them in the First Lien Notes Indenture.

Issuer	PNI
Guarantors	PNCC and material restricted subsidiaries of PNCC and PNI (including, for greater certainty, 1576626 Ontario Inc. and 7731558 Canada Inc.)
Currency	Canadian dollars
Principal Amount	C$225 million
Maturity Date	July 15, 2021
Interest Rate	Same as the First Lien Notes Indenture (8.25%)
Security

Same as the First Lien Notes Indenture.

One set of security to secure the New First Lien Notes, permitted secured hedges (for greater certainty, any foreign exchange hedges entered into by the Issuer in connection with the New Second Lien Notes shall be unsecured or secured junior in priority to the New First Lien Notes) and cash management obligations, permitted ABL facility and permitted junior lien indebtedness (including the New Second Lien Notes), all subject to the terms of the Collateral Agency Agreement.

Optional Redemption	Permitted at any time at par (plus accrued and unpaid interest), without make-whole, premium or penalty.
Amortization	None.
Mandatory Redemption Amounts

(a)    50% of Excess Cash Flow (as defined in Schedule “A”) to be used to redeem New First Lien Notes at par within 30 days of the delivery of the applicable financials for each fiscal quarter ending in February and August (collectively the “Excess Cash Flow Payment Amount”). The first Excess Cash Flow Payment Amount shall be paid within 30 days of the delivery of the quarterly financials for the fiscal quarter ending in February 2017.

(b)    To the extent the Excess Cash Flow Payment Amount in any fiscal year is less than $10 million (the “ECF Shortfall”), the Issuer shall make an additional mandatory redemption of the New First Lien Notes at par equal to such ECF Shortfall within 30 days of the delivery of its fiscal year end financials (commencing for the year ended August 31, 2017).

(c)    The mandatory redemptions described in (a) and (b) above shall be automatic, shall be paid to the trustee under the New First Lien Notes Indenture on behalf of the holders of New First Lien Notes, and there shall be no requirement to first make an offer to holders of New First Lien Notes in respect of such payments.

Covenants

(1)   Permitted Debt: Consistent with the First Lien Notes Indenture, except:

•       ABL facility basket reduced to C$30 million;

•       New Second Lien Notes permitted;

•       additional pari passu indebtedness basket of C$75 million to be added to support future acquisitions, subject to the Consolidated First-Lien Leverage Ratio being at least 0.50 to 1.0 less than it was prior to the acquisition (after giving pro-forma effect to the acquisition and related incurrence of debt), and provided that any such pari passu indebtedness shall (i) have a maturity date no earlier than the maturity date of the New First Lien Notes; (ii) have no rights to mandatory redemptions or repayments (including, without limitation, from excess cash flow or proceeds from any Asset Disposition); and (iii) have covenants, events of default and economics (including without limitation coupon, interest or fees) no more favourable to the debtholder than the covenants, events of default and economics in respect of the First Lien Notes, provided that to the extent any such pari passu indebtedness has covenants, events of default or economics more favourable to the debtholder than the covenants, events of default and economics in respect of the First Lien Notes, then such more favourable terms shall also be granted in favour of the First Lien Notes; and

•       existing C$25 million general junior lien debt basket increased to C$100 million; provided that (i) no cash interest shall be paid on such junior lien debt until the New First Lien Notes are repaid in full, and (ii) such junior lien debt shall (x) have a maturity date later than the maturity date under the New First Lien Notes, (y) have events of default no more onerous than the New First Lien Notes Indenture, and (z) be subject to intercreditor terms that are materially consistent with the intercreditor terms set forth in the Collateral Agency Agreement and shall be provided with no greater rights than those provided to the New Second Lien Notes pursuant to the Collateral Agency Agreement.

(2)   Permitted Liens: Consistent with the First Lien Notes Indenture, except:

•       New Second Lien Notes permitted;

•       ABL facility, New Second Lien Notes and permitted junior lien debt may be secured by same security as the First Lien Notes (by way of joinder to the Collateral Agency Agreement);

•       any liens in favour of any foreign exchange hedge provider in relation to the New Second Lien Notes shall be junior in priority to the New First Lien Notes; and

•       lien baskets added to match new permitted debt baskets above.

(3)   Distributions: Consistent with the First Lien Notes Indenture, except

•       Removal of builder basket in 4.07(a) of the First Lien Notes Indenture (i.e., no cash distributions until New First Lien Notes are extinguished).

•       Interest on Second Lien Notes: No cash interest on New Second Lien Notes shall be paid for the first 3 years from the closing date, unless at the time of an interest payment the aggregate principal amount of outstanding New First Lien Notes, together with any indebtedness ranking pari passu with the New First Lien Notes, is C$112.5 million or less; provided, that at the time of such interest payment, no amounts may be drawn on any ABL facility.

(4)  Asset sales:    Subject to any requirements in an ABL Facility with respect to ABL Collateral, (a) at any time PNCC, the Issuer or any Subsidiary thereof receives Net Available Cash from any individual Asset Disposition of not less than C$1 million, such Net Available Cash shall be applied to a mandatory redemption at par of New First Lien Notes, and (b) with respect to any individual Asset Disposition by PNCC, the Issuer or any Subsidiary thereof where the Net Available Cash received is less than C$1 million but greater than C$100,000, such Net Available Cash shall be paid directly by the purchaser to the Collateral Agent to be held in trust in a Collateral Account (with no withdrawal or reinvestment rights for PNCC, the Issuer or any of their Subsidiaries) and, immediately upon the aggregate amount held in such Collateral Account being not less than $1 million, such amounts shall be applied to a mandatory redemption at par of New First Lien Notes, in the case of both (a) and (b) above with no ability to apply such net proceeds to any indebtedness other than the New First Lien Notes. Any such proceeds shall be applied as a redemption at par (with no requirement to first make an offer to holders of New First Lien Notes in respect of such payments).

Other covenants to be consistent with the First Lien Notes Indenture, with such adjustments thereto as reasonably necessary to give effect to the terms of this term sheet.

SCHEDULE “C”

TERMS OF NEW SECOND LIEN NOTES

The New Second Lien Notes shall be effected under a new senior secured notes indenture (the “New Second Lien Notes Indenture”). The New Second Lien Notes Indenture shall include the below terms, customary terms and conditions of a second lien note indenture, and such other terms and conditions as may be agreed to by the Company and the Majority Second Lien Noteholder Supporting Parties. The terms and conditions of the New Second Lien Notes Indenture shall be no more onerous than under the New First Lien Notes Indenture.

Issuer	PNI
Guarantors	PNCC and material restricted subsidiaries of PNCC and PNI (including, for greater certainty, 1576626 Ontario Inc. and 7731558 Canada Inc.)
Currency	U.S. dollars
Principal Amount

U.S. dollar equivalent of C$115.5 million (based on the rate at which C$ may be exchanged into US$, determined by reference to the Bank of Canada noon spot rate as of a date agreed to by the Company and the Majority Second Lien Noteholder Supporting Parties that is not more than seven business days prior to the Effective Date, or such other date as agreed to by the Company and the Majority Second Lien Noteholder Supporting Parties, provided, however, that the intention is to use a date as close to the Effective Date as practicable).

Maturity Date	July 15, 2023
Interest Rate

At the option of PNI, (a) 10.25% cash interest, or (b) 11.25% PIK interest, provided that no cash interest shall be paid unless permitted by the indenture for the New First Lien Notes (see item (3) under “Covenants” in Schedule B).

Security

Same as the New First Lien Notes Indenture. The New Second Lien Notes will be secured under the same security documents as the New First Lien Notes, subject to the terms of the Collateral Agency Agreement.

Optional Redemption	Permitted at any time, after the New First Lien Notes are repaid in full, at par (plus accrued and unpaid interest), without make-whole, premium or penalty.
Amortization	None.
Mandatory Redemption with Excess Cash Flow	None.
Covenants Events of Default Consent Thresholds

To be agreed by the Company and the Majority Second Lien Noteholder Supporting Parties acting reasonably for a transaction of this nature, but to be no more onerous than under the New First Lien Notes Indenture.